Exhibit 1

British American Tobacco p.l.c. (the “Company” or “BAT”)

14 October 2025

Board Change

Matthew Wright will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director with effect from 1 November 2025 and will be appointed as a member of the Remuneration and Nominations Committees.

Matt has spent his career advising leading organisations on the recruitment, retention and development of senior talent to support transformation and growth. Between 1993 and 2013, Matt held roles at Russell Reynolds Associates including the role of Chief Executive, President and Member of the Board, Head of Asia and Europe, Member of the Global Executive Committee and Member of the Global Operating Committee. Prior to that Matt held various roles at Korn/Ferry International, Knight Wendling and Cripps Leadership Advisors (formerly Cripps Sears Ltd).

Commenting on the appointment, Luc Jobin, Chair of the Board, said: “I am pleased to welcome Matt Wright to our Board. Cultural transformation is critical to our sustainable future, and having laid the foundations, we are progressing well.  Matt brings valuable experience in this area. He also brings extensive international experience across Asia, Europe and the US, having led and advised global organisations in different sectors through periods of growth and transformation. His proven leadership and strong people acumen will be valuable assets as BAT continues on its ambition to build a Smokeless World.”

Matt currently serves as Non-Executive Director of Berry Bros. & Rudd Ltd, where he also chairs the Remuneration Committee, Chairman of Cripps Leadership Advisors and Chair Designate and Senior Advisor of Movemeon.

Enquiries:

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton | IR_team@bat.com

Additional information

1.  This announcement is made in compliance with the Company’s obligations under UKLR 6.4.6.

2.  In accordance with the Listing Rules, Matthew Wright has not been a director of any publicly quoted companies in the previous five years.

There are no additional matters that would require disclosure under UKLR 6.4.8 in respect of this appointment.